SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                SCHEDULE 13D
                               (Rule 13d-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)

                            (Amendment No. 26)1


                      Covista Communications, Inc.
                (f/k/a Total Tel USA Communications, Inc.)
                             (Name of Issuer)


                COMMON STOCK -- PAR VALUE $.05 PER SHARE
                     (Title of Class of Securities)

                                 223574
                                --------
                             (CUSIP Number)

                              Walt Anderson
                        c/o Entree International
            1054 31st Street, N.W., Suite 420, Washington, D.C. 20007
                               202-467-1189
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              February 8, 2002
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

   Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                            (Page 1 of 7 Pages)

------------------
   1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D/A
------------------------                            -----------------------
CUSIP No.  223574                        Page 2 of 7 Pages
------------------------                            -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Gold & Appel Transfer, S.A. (1)
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
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 4.  SOURCE OF FUNDS*
          OO
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
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NUMBER OF              7.  SOLE VOTING POWER                   0
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                 0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER              0
                      --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER            0
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 11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0
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12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
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13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          0
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                CO
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                           SCHEDULE 13D/A
------------------------                           -----------------------
                    Page 3 of 7 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Walt Anderson (1)
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
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3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            1,297,796 (2)
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796 (2)
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 Shares of Common Stock (2)
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)           10.35%
(based upon the outstanding shares of the Issuer as reported by the Issuer on February 8, 2002)
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14.   TYPE OF REPORTING PERSON*                IN
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                     SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                                   Page 4 of 7 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)              Revision LLC (1)
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         OO
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            1,297,796
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       1,297,796
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,297,796 shares of common stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      10.35% (based
upon the outstanding shares of the Issuer as provided by the Issuer on February 8, 2002)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                OO
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                           SCHEDULE 13D/A
------------------------                           -----------------------
CUSIP No.  223574                       Page 5 of 7 Pages
------------------------                           -----------------------
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1.  NAMES OF REPORTING PERSONS Foundation for the International Non-
    governmental Development of Space (1)
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON : 51-0377880
---------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [   ]
                                                               (b)  [   ]
---------------------------------------------------------------------------
3.  SEC USE ONLY
----------------------------------------------------------------------------
4.  SOURCE OF FUNDS*
         WC
-----------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) or 2(e)                                              [   ]
------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
------------------------------------------------------------------------------
NUMBER OF              7.  SOLE VOTING POWER            925,824
SHARES
OWNED BY              --------------------------------------------------------
EACH                   8.  SHARED VOTING POWER                  0
REPORTING             --------------------------------------------------------
PERSON                 9.  SOLE DISPOSITIVE POWER       925,824
WITH                  --------------------------------------------------------
                      10.  SHARED DISPOSITIVE POWER             0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      925,824 Shares of Common Stock
-----------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                               [   ]
-----------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.38%  (based upon
the outstanding shares of the Issuer as provided by the Issuer on February 8,
2002)
-----------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*                IN
-----------------------------------------------------------------------------
(1) This Amendment No. 26 to Schedule 13D filed by Gold & Appel Transfer, S.A., a British Virgin Island corporation ("Gold & Appel", Revision LLC, a Delaware limited liability company ("Revision"), Walt Anderson, a natural person and a U.S. citizen ("Mr. Anderson"), and Foundation for the International Non-governmental Development of Space ("FINDS") as joint filers, with respect to the common stock, par value $0.05 per share (the "Common Shares"), of Covista Communications, Inc. (f/k/a Total-Tel USA Communications, Inc.), a New Jersey corporation (the "Issuer" or the "Company"). This Schedule amends and/or supplements (A) the Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") by Gold & Appel and Mr. Anderson as joint filers on January 16, 1998 (the "Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on January 30, 1998 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on February 13, 1998 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on March 4, 1998 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on March 13, 1998 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 30, 1998 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 6, 1998 ("Amendment No. 6"), Amendment No. 7 thereto filed with the SEC on June 12, 1998 ("Amendment No. 7"), Amendment No. 8 thereto filed with the SEC on July 29, 1998 ("Amendment No. 8"), Amendment No. 9 thereto filed with the SEC on August 19, 1998 ("Amendment No. 9"), Amendment No. 10 thereto filed with the SEC on September 29, 1998 ("Amendment No. 10"), Amendment No. 11 thereto filed with the SEC on October 27, 1998 ("Amendment No. 11"), Amendment No. 12 thereto filed with the SEC on November 18, 1998 ("Amendment No. 12"), Amendment No. 13 thereto filed with the SEC on December 14, 1999 ("Amendment No. 13"), Amendment No. 14 thereto filed with the SEC on January 26, 1999 ("Amendment No. 14"), Amendment No. 15 thereto filed with the SEC on September 30, 1999 ("Amendment No. 15"), Amendment No. 16 thereto filed with the SEC on December 21, 1999 ("Amendment No. 16"), Amendment No. 17 thereto filed with the SEC on January 24, 2000 ("Amendment No. 17"), Amendment No. 18 thereto filed with the SEC on February 18, 2000 ("Amendment No. 18"), Amendment No. 19 thereto filed with the SEC on March 20, 2000 ("Amendment No. 19")Amendment No. 20 thereto filed with the SEC on August 8, 2000 ("Amendment No. 20"), Amendment No. 21 filed with the SEC on November 16, 2001 ("Amendment No. 21"), Amendment No. 22 filed with the SEC on March 12, 2001 ("Amendment No. 22"), Amendment No. 23 filed with the SEC on May 3, 2001 ("Amendment No. 23") and Amendment No. 24 filed with the SEC on May 8, 2001 ("Amendment No. 24") and Amendment No. 25 filed with the SEC on November 19, 2001 ("Amendment No. 25") and (B) the Schedule 13D previously filed by FINDS with the Securities and Exchange Commission (the "SEC") on February 7, 2000 (the
"FINDS Statement"), as amended by Amendment No. 1 thereto filed with the SEC on March 20, 2000 ("FINDS Amendment No. 1") and Amendment No. 2 thereto filed with the SEC on August 17, 2000 ("FINDS Amendment No. 2").
All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5,
Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9,
Amendment No. 10, Amendment No. 11,Amendment No. 12, Amendment No. 13, Amendment No. 14, Amendment No. 15, Amendment No. 16, Amendment No. 17, Amendment No. 18, Amendment No. 19, Amendment No. 20, Amendment No. 21, Amendment No. 22, Amendment No. 23, Amendment No. 24 and Amendment No.
25; or the FINDS Statement, as amended by FINDS Amendment No. 1 and FINDS Amendment No. 2.

(2) Excludes all Common Shares owned of record by FINDS, as to which Mr. Anderson disclaims beneficial ownership.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        In connection with the Issuer's acquisition of Capsule Communications, Inc. ("Capsule") pursuant to the Agreement and Plan of Reorganization dated as of July 17, 2001 by and among Covista Communications, Inc., CCI Acquisitions Corp. and Capsule Communications, Inc., a copy of which was filed as Exhibit
2.1 to Form 8-K of the Issuer filed with the SEC on July 19, 2001 (the "Merger"), the stockholders of Capsule (other than the majority stockholder Henry G. Luken, III who received .0688 Common Shares per share of Capsule common stock held) received 0.0917 Common Shares for each share of Capsule common stock held by them. On February 8, 2002, the Merger was consummated and accordingly, on that date, FINDS acquired 200,495 Common Shares in exchange for the 2,186,433 shares of Capsule common stock then held by it.
No additional consideration was paid by FINDS.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended as follows:

     (a) Revision owns of record 1,297,796 Common Shares, representing approximately 10.35% of the outstanding Common Shares. Gold & Appel owns 100% of the non-voting membership interests in Revision, and Mr. Anderson owns 100%
of the voting membership interests in Revision.   FINDS owns of record 925,824
Common Shares, representing approximately 7.38% of the outstanding Common Shares. Mr. Anderson is the President and a director of FINDS. Mr. Anderson does not control FINDS, and thus disclaims beneficial ownership of the Common Shares owned by FINDS. Neither Gold & Appel nor Mr. Anderson is the record owner of any Common Shares.

     (b) As the manager and holder of 100% of the voting membership interests in Revision, Mr. Anderson has the power to vote or direct the voting of, and the power, in the name and on behalf of Revision, to dispose of, the 1,297,796 Common Shares held by Revision. Accordingly, Mr. Anderson may be deemed to be the beneficial owner of the Common Shares owned by Revision, and thereby to be the beneficial owner of the 10.35% of the outstanding Common Shares held by Revision.

     The number of shares beneficially owned by each of the reporting persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the reporting persons is based on 12,543,7165 outstanding Common Shares of the Issuer as of February 8, 2002, which information was provided by the Issuer.

     (c)  Not applicable.

     (d) No person is known by Mr. Anderson, Gold & Appel, Revision or FINDS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by such reporting persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is amended as follows:

     On August 7, 2000, Revision, Mr. Anderson and Gold & Appel (each, a "Borrower" and collectively, the "Borrowers") borrowed the aggregate principal sum of $13,000,000 from Donald A. Burns ("Mr. Burns"), which borrowing was evidenced by a Promissory Note dated August 7, 2000 (the "Note"), a copy of which was filed as Exhibit 7.2 to Amendment No. 20, and secured by a Stock Pledge Agreement, also dated August 7, 2000, by and among the Borrowers and FINDS, as "Pledgors," and Mr. Burns, as "Pledgee" (the "Stock Pledge Agreement"), a copy of which was filed as
Exhibit 7.3 to Amendment No. 20. Pursuant to the Stock Pledge Agreement, the Pledgors granted to Mr. Burns a lien upon and security interest in 2,454,661 Common Shares of the Issuer owned of record and beneficially by one or more of them (the "Pledged Covista Shares").

     On October 20, 2000, the Stock Pledge Agreement was amended pursuant to an Amended and Restated Stock Pledge Agreement by and among Gold & Appel, Revision, FINDS, Mr. Anderson and Mr. Burns (the "Amended Stock Pledge Agreement"), a copy of which was filed as Exhibit 7.2 to Amendment No. 21, pursuant to which Amended Stock Pledge Agreement certain terms of the original Stock Pledge Agreement were amended and additional collateral consisting of 5,671,300 shares of the common stock of Capsule Communications, Inc. ("Capsule") owned by Gold & Appel were pledged as additional collateral (the "Pledged Capsule Shares") (the Pledged Covista Shares and the Pledged Capsule Shares herein sometimes collectively referred to as the "Pledged Shares"). Capitalized terms used in this Item 6 without definition are as defined in the Amended Stock Pledge Agreement.

     Pursuant to the Amended Stock Pledge Agreement, the Pledgors granted Mr. Burns a lien upon and security interest in the Pledged Shares, and certain other rights relative to the Pledged Shares, as more specifically described in the Amended Stock Pledge Agreement. In brief, the Amended Stock Pledge Agreement provided that the Pledgors retain all voting power with respect to the Pledged Shares unless and until an Event of Default occurs. According to the terms of the Amended Stock Pledge Agreement, an Event of Default will occur if, among other things, (a) the Borrowers fail to make any payment of principal or interest on the Note when due in accordance with the terms of the Note or fail to pay any other amount payable under the Note or the Amended Stock Pledge Agreement within three business days after any such other amount becomes due; or (b) the Borrowers fail to perform or observe any covenant or other agreement contained in the Note or the Amended Stock Pledge Agreement.

     In the event that an Event of Default occurs and is continuing, among other things, (a) no Pledgor may exercise any voting or other consensual rights with respect to the Pledged Shares without the prior written consent of the Pledgee; (b) the right, if any, of any Pledgor to receive cash dividends in respect of the Pledged Shares shall cease and all such dividends shall be payable directly to the Pledgee; and (c) if the Pledgee has notified the Pledgors that it elects to exercise the Pledgee's right to exercise voting and other consensual rights with respect to the Pledged Shares, all rights of Pledgor to exercise such rights shall cease and shall become immediately vested in the Pledgor, as more specifically described in the Stock Pledge Agreement.

     Pursuant to the Stock Pledge Agreement, the Pledged Covista Shares were registered for resale under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement that was declared effective by the SEC on October 25, 2000. Pursuant to the Amended Stock Pledge Agreement, the Pledgors agreed to register the Pledged Capsule Shares for resale under the Securities Act upon termination of the agreement providing for the pending acquisition of Capsule by Startec Global Communications Corporation, which termination occurred effective January 23, 2001.

     On February 5, 2001, Mr. Burns declared that an Event of Default had occurred resulting from a shortfall in the value of the pledged collateral due to a drop in stock prices and a failure timely to provide additional collateral. On March 1, 2001, the parties amended the documents governing the loan transaction pursuant to an Amended and Restated Promissory Note, dated as of March 1, 2001, in the aggregate principal amount of $14,310,400.00 (the "Amended Note"), a copy of which was filed as Exhibit 7.4 to Amendment No. 22, which Amended Promissory
Note is secured by an Amended and Restated Pledge Agreement of even date, executed by Gold & Appel, Revision, FINDS, Entree International Limited, a Delaware corporation ("Entree"), and Mr. Anderson, as Pledgors, in favor of Mr. Burns, as Pledgee, a copy of which was filed as Exhibit 7.5 to Amendment No. 22. Pursuant to such documents, the borrowers pledged additional collateral (not including any additional Common Shares) to secure the loan. The amendments obligated the borrowers to make an installment payment of $3,000,000 to Mr. Burns by March 31, 2001, and extended the maturity of the loan until December 31, 2001. Mr. Burns then agreed that the borrowers were no longer in default under the governing loan documents. On March 5, 2001, Revision sold 1,000,000 Common Shares to Warren Feldman for $4,000,000. Revision utilized $3,000,000 of the proceeds of such loan to pay the $3,000,000 installment due to Mr. Burns under the amended loan documents.

     On or about November 10, 2001, the parties again amended the loan agreements. Pursuant to Amendment No. 1 to Amended and Restated Promissory Note, dated as of November 1, 2001 ("Note Amendment No. 1"), a copy of which is filed as Exhibit 7.2 to Amendment No. 25, the borrowers consolidated certain other indebtedness to Mr. Burns and increased the principal balance of the Amended Note to $13,895,488.20. Note Amendment No. 1 is secured by an Amended and Restated Pledge Agreement of even date, executed by Gold & Appel, Revision, FINDS, Entree International Limited, a Delaware corporation ("Entree"), and Mr. Anderson, as Pledgors, in favor of Mr. Burns, as Pledgee, a copy of which is filed as
Exhibit 7.3 to Amendment No. 25. Pursuant to a letter agreement dated as of December 31, 2001, the parties amended the due date of Note Amendment No. 1 from December 31, 2001 to February 11, 2002.

     On February 13, 2002, Mr. Burns declared that an Event of Default had occurred resulting from the failure of the borrowers to repay the amounts due under Note Amendment No. 1 on its maturity date of February 11, 2002. Mr. Burns reserved the right, without further notice and at any time, to take any action and to seek any remedy permitted by Note Amendment No. 1 and the related documentation.

     In addition to the arrangements described above, Mr. Anderson, Gold & Appel and Revision reserve the right, from time to time, to enter into customary margin loan arrangements under which the Common Shares may be pledged as collateral.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

     Exhibit 7.1 Joint Filing Agreement with respect to the filing of this Amendment No. 26 to Schedule 13D.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 26 to Schedule 13D is true, complete and correct.

Date:    March 21, 2002




                                    Walt Anderson, Individually


                                       /s/ Walt Anderson
                                    --------------------------------------
                                     Walt Anderson


                                     Revision LLC, a Delaware limited
                                     liability company


                                   By: /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Manager

                                      Gold & Appel Transfer, S.A., a British
                                      Virgin Islands corporation


                                   By:  /s/ Walt Anderson
                                      -----------------------------------
                                        Walt Anderson, Attorney-in-Fact


                                       Foundation for the International
                                       Non-Governmental Development of Space



                                   By:  /s/ Walt Anderson
                                      ---------------------------------------
                                       Walt Anderson, President



                              Page 7 of 7